FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica -- Execution share exchange agreement TELEFONICA and CHINA UNICOM	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
Further to the communication filed on September 6, 2007, TELEFÓNICA, S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
On October 21, 2009, TELEFÓNICA, S.A. (“TELEFÓNICA”) and CHINA UNICOM (HONG KONG) LIMITED (“CHINA UNICOM”) have completed the mutual share exchange agreement through which each party has conditionally agreed to invest the equivalent of US$ 1 billion in ordinary shares of the other party. The mutual share exchange was implemented by way of the subscription by TELEFÓNICA, through its wholly-owned subsidiary, TELEFÓNICA INTERNACIONAL, S.A., of 693,912,264 newly issued shares of CHINA UNICOM, satisfied by the contribution in kind to CHINA UNICOM of 40,730,735 TELEFÓNICA shares.
Accordingly, upon completion, TELEFÓNICA’s shareholding interest in CHINA UNICOM’s voting share capital has increased from approximately 5.38% to approximately 8.06%, and in turn CHINA UNICOM has a shareholding interest of approximately 0.87% of TELEFÓNICA’s voting share capital.
In addition, TELEFÓNICA hereby advises, in compliance with article 112.2 of the Spanish Securities Market Act, that pursuant to this mutual share exchange agreement, TELEFÓNICA has undertaken not to offer, issue or sell a significant number of its shares, or securities convertible into or other rights to subscribe for or purchase a significant number of TELEFÓNICA shares, to any of CHINA UNICOM’s current mayor competitors. In addition, CHINA UNICOM has agreed, for a period of one year, not to sell, transfer or dispose of, directly or indirectly, its holding in TELEFÓNICA’s voting capital (save for intra-group transfers). Both parties have made analogous undertakings with respect to CHINA UNICOM’s share capital. An extract of the aforementioned mutual share exchange agreement including the described non-statutory shareholder arrangement is hereby enclosed for the appropriate purposes.
Madrid, October 21st, 2009.

“8. ADDITIONAL CHINA UNICOM UNDERTAKINGS
(...)
8.3 China Unicom undertakes to Telefónica that for a period of one year from the Completion Date, it shall not, directly or indirectly, sell, transfer or dispose of any of the Telefónica Ordinary Shares or Telefónica Treasury Shares held, directly or indirectly, by the China Unicom Group, save for any transfer of such shares to any member of the China Unicom Group.
9. ADDITIONAL TELEFÓNICA UNDERTAKINGS
(...)
9.2 With effect from Completion, and for so long as the Strategic Alliance Agreement is in effect, Telefónica shall not (i) offer, issue or sell any significant number of Telefónica Ordinary Shares or Telefónica Treasury Shares, or any securities convertible into or other rights to subscribe for or purchase a significant number of Telefónica Ordinary Shares or Telefónica Treasury Shares, to any current major competitor of China Unicom (...).”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 21st, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies

Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors